						Exhibit 12.1
The Carlyle Group L.P.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Dollars in Millions)

	Year Ended December 31,
	2017	2016	2015	2014	2013

Fixed Charges:
Interest expense	$82.8	$111.5	$97.7	$91.6	$57.0
Portion of rental expense which represents interest factor	18.9	18.3	18.8	18.2	16.5
Amortization of debt issuance costs, premiums and discounts	1.2	1.2	1.2	1.3	1.4
Total Fixed Charges	$102.9	$131.0	$117.7	$111.1	$74.9
Preferred unit distribution requirement	6.8
Total Fixed charges and Preferred Unit Distribution Requirement	$109.7

Earnings available for fixed charges:
Income before income tax provision	$1,132.3	$45.3	$402.2	$991.9	$1,444.0
Add: Fixed charges	102.9	131.0	117.7	111.1	74.9
Add: Distributed income of equity investees	154.5	181.3	23.3	96.0	75.7
Less: Income (loss) from equity method investments	(226.4)	(150.6)	(10.4)	7.3	(14.2)
Less: Net income (loss) - Non-controlling interests	(72.5)	(41)	(537.9)	(485.5)	(676)
Total earnings available for fixed charges	$1,090.8	$166.0	$(5.1)	$720.8	$904.4

Ratio of earnings to fixed charges	10.60	1.27	(1)	6.49	12.07

Ratio of earnings to combined fixed charges and preferred distribution requirement (2)	9.94

(1)
For the year ended December 31, 2015, the ratio of earnings to fixed charges was less than 1:1. The Partnership would have needed to generate additional earnings of $122.8 million to achieve a coverage ratio of 1:1 for the year ended December 31, 2015.

(2)
The ratio of earnings to combined fixed charges and preferred distribution requirement is not applicable for the years ended December 31, 2016, 2015, 2014, and 2013 as there were no preferred units outstanding during those time periods.